Exhibit 12.1

	December 31,
	2014	2013	2012	2011	2010
	(dollars in millions, except ratio amounts)
Consolidated income	$740.0	$160.4	$550.1	$677.2	$(137.9)
Add: Provision for income taxes	9.6	18.7	8.1	5.5	7.9
Less: Equity in earnings from joint ventures	13.2	(1.0)	—	—	—

Income from continuing operations before provision for income taxes and noncontrolling interest	736.4	180.1	558.2	682.7	(130.0)
Add: Fixed Charges	460.9	385.6	394.9	347.3	295.1
Distributed income of equity investees	12.2	—	—	—	—
Amortization of capitalized interest	11.9	8.4	6.3	6.1	5.9
Less: Interest capitalized	45.3	51.7	36.3	13.6	8.7

Total earnings as adjusted	$1,176.1	$522.4	$923.1	$1,022.5	$162.3

Fixed Charges
Interest expense - net	$403.2	$320.4	$345.0	$320.6	$274.8
Estimate interest portion of rental expense (33.33%)	6.1	8.3	9.2	8.3	7.4
Amortization of deferred debt costs and discounts	6.3	5.2	4.4	4.8	4.2
Interest capitalized	45.3	51.7	36.3	13.6	8.7

Fixed Charges	$460.9	$385.6	$394.9	$347.3	$295.1

Series 1 Preferred unit distributions	90.0	58.2	—	—	—

Combined fixed charges and preferred stock distributions	550.9	443.8	394.9	347.3	295.1

Ratio of earnings to fixed charges	2.55	1.35	2.34	2.94	0.55

Ratio of earnings to combined fixed charges and preferred unit distributions	2.13	1.18	2.34	2.94	0.55